UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No.1)

Under the Securities Exchange Act of 1934

Direct Digital Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

25461T105

(CUSIP Number)

Mark Walker
Chief Executive Officer
Direct Digital Holdings, Inc.
1177 West Loop South, Suite 1310
Houston, TX 77027
(832) 402-1051

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Direct Digital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,868,000(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,868,000(1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,868,000(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.1%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO
(1) Represents 10,868,000 Class A Common Units of Direct Digital Holdings, LLC held directly by Direct Digital Management, LLC. Class A Common Units of Direct Digital Holdings, LLC are exchangeable for shares of the Issuer’s Class A Common Stock on a one-for-one basis. At the time of any such exchange, an equal number of shares of the Class B Common Stock of the Issuer held by the Reporting Person, which have no economic value, will be cancelled.
(2) The percent of class was calculated based on (i) 3,799,901 shares of Class A Common Stock outstanding as of November 12, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 13, 2024, plus (ii) 10,868,000 Class A Common Units of Direct Digital Holdings, LLC (and the shares of the Issuer’s Class B Common Stock relating thereto) held by the Reporting Person as of November 22, 2024. The Class A Common Units of Direct Digital Holdings, LLC are treated as exchanged for Class A Common Stock only for the purpose of computing the Reporting Person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. 25461T105	13D/A	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AJN Energy & Transport Ventures, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION TX

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 200,000
	8.	SHARED VOTING POWER 10,868,000(1)
	9.	SOLE DISPOSITIVE POWER 200,000
	10.	SHARED DISPOSITIVE POWER 10,868,000(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,068,000(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.5%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO
(1) Represents 10,868,000 Class A Common Units of Direct Digital Holdings, LLC held directly by Direct Digital Management, LLC. The Reporting Person shares ownership of Direct Digital Management, LLC. Class A Common Units of Direct Digital Holdings, LLC are exchangeable for shares of the Issuer’s Class A Common Stock on a one-for-one basis. At the time of any such exchange, an equal number of shares of the Class B Common Stock of the Issuer held by Direct Digital Management, LLC, which have no economic value, will be cancelled.
(2) The percent of class was calculated based on (i) 3,799,901 shares of Class A Common Stock outstanding as of November 12, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 13, 2024, plus (ii) 10,868,000 Class A Common Units of Direct Digital

Holdings, LLC (and the shares of the Issuer’s Class B Common Stock relating thereto) held by the Reporting Person as of November 22, 2024. The Class A Common Units of Direct Digital Holdings, LLC are treated as exchanged for Class A Common Stock only for the purpose of computing the Reporting Person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SKW Financial LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION TX

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 130,722
	8.	SHARED VOTING POWER 10,868,000(1)
	9.	SOLE DISPOSITIVE POWER 130,722
	10.	SHARED DISPOSITIVE POWER 10,868,000(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,998,722(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.0%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO
(1) Represents 10,868,000 Class A Common Units of Direct Digital Holdings, LLC held directly by Direct Digital Management, LLC. The Reporting Person shares ownership of Direct Digital Management, LLC. Common units of Direct Digital Holdings, LLC are exchangeable for shares of the Issuer’s Class A Common Stock on a one-for-one basis. At the time of any such exchange, an equal number of shares of the Class B Common Stock of the Issuer held by Direct Digital Management, LLC, which have no economic value, will be cancelled.
(2) The percent of class was calculated based on (i) 3,799,901 shares of Class A Common Stock outstanding as of November 12, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 13, 2024, plus (ii) 10,868,000 Class A Common Units of Direct Digital Holdings, LLC (and the shares of the Issuer’s Class B Common Stock relating thereto) held by the Reporting Person as of November 22, 2024. The Class A Common Units of Direct Digital Holdings, LLC are treated as exchanged for Class A Common Stock only for the purpose of computing the Reporting Person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Keith Smith
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 76,978
	8.	SHARED VOTING POWER 10,998,722(1)
	9.	SOLE DISPOSITIVE POWER 76,978
	10.	SHARED DISPOSITIVE POWER 10,998,722(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,075,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.5%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN
(1) Includes 10,868,000 Class A Common Units of Direct Digital Holdings, LLC held directly by Direct Digital Management, LLC. The Reporting Person indirectly shares ownership of Direct Digital Management, LLC. Class A Common Units of Direct Digital Holdings, LLC are exchangeable for shares of the Issuer’s Class A Common Stock on a one-for-one basis. At the time of any such exchange, an equal number of shares of the Class B Common Stock of the Issuer held by Direct Digital Management, LLC, which have no economic value, will be cancelled. Also includes 130,722 shares of Class A Common Stock directly owned by SKW Financial LLC, an entity over which Mr. Smith and his wife share voting and dispositive power.
(2) The percent of class was calculated based on (i) 3,799,901 shares of Class A Common Stock outstanding as of November 12, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 13, 2024, plus (ii) 10,868,000 Class A Common Units of Direct Digital

Holdings, LLC (and the shares of the Issuer’s Class B Common Stock relating thereto) held by the Reporting Person as of November 22, 2024. The Class A Common Units of Direct Digital Holdings, LLC are treated as exchanged for Class A Common Stock only for the purpose of computing the Reporting Person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark Walker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 61,650
	8.	SHARED VOTING POWER 11,068,000(1)
	9.	SOLE DISPOSITIVE POWER 61,650
	10.	SHARED DISPOSITIVE POWER 11,068,000(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,129,650(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.9%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN
(1) Includes 10,868,000 Class A Common Units of Direct Digital Holdings, LLC held directly by Direct Digital Management, LLC. The Reporting Person indirectly shares ownership of Direct Digital Management, LLC. Class A Common Units of Direct Digital Holdings, LLC are exchangeable for shares of the Issuer’s Class A Common Stock on a one-for-one basis. At the time of any such exchange, an equal number of shares of the Class B Common Stock of the Issuer held by Direct Digital Management, LLC, which have no economic value, will be cancelled. Also includes 200,000 shares of Class A Common Stock directly owned by AJN Energy & Transport Ventures, LLC, an entity over which Mr. Walker and his wife share voting and dispositive power.
(2) The percent of class was calculated based on (i) 3,799,901 shares of Class A Common Stock outstanding as of November 12, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and

Exchange Commission on November 13, 2024 plus (ii) 10,868,000 Class A Common Units of Direct Digital Holdings, LLC (and the shares of the Issuer’s Class B Common Stock relating thereto) held by the Reporting Person as of November 22, 2024. The Class A Common Units of Direct Digital Holdings, LLC are treated as exchanged for Class A Common Stock only for the purpose of computing the Reporting Person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

Explanatory Note:

This Amendment No. 1 to Schedule 13D (this “Amendment No.1”) amends and supplements the Schedule 13D filed on January 12, 2024 (as amended and supplemented through the date of this Amendment No. 1, collectively, “Schedule 13D”) relating to the Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), of Direct Digital Holdings, Inc. (the “Issuer”), filed jointly by Direct Digital Management, LLC (“Direct Digital Management”), AJN Energy & Transport Ventures, LLC (“AJN”), SKW Financial LLC (“SKW”), Keith Smith and Mark Walker (collectively, the “Reporting Persons”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein shall have the same meanings as are ascribed to them in the Schedule 13D, as applicable.

This Amendment No. 1 is filed to reflect a change in the percentage of Class A Common Stock beneficially owned by each Reporting Person as a result of an increase in the number of outstanding shares of Class A Common Stock, as reported the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 13, 2024, and certain acquisitions and dispositions of shares of Class A Common Stock by the Reporting Persons.

Item 1. Security and Issuer.

This Schedule 13D relates to the Class A Common Stock, par value $0.001 per share, of the Issuer. The Issuer’s principal executive office is located at: 1177 West Loop South, Suite 1310, Houston, Texas 77027.

Item 2. Identity and Background.

(a) This Amendment No. 1 is being filed jointly by the Reporting Persons.

(b) The address of the principal business and principal office of Direct Digital Management is 1177 West Loop South, Suite 1310, Houston, Texas 77027. The address of the principal business and the principal office of AJN is 10219 Piping Rock, Houston, Texas 77042. The address of the principal business and the principal office of SKW is 1705 Monarch Oaks Street, Houston, Texas 77055. The address of the principal business office of Mr. Walker is c/o Direct Digital Holdings, Inc., 1177 West Loop South, Suite 1310, Houston, Texas 77027. The address of the principal business office of Mr. Smith is c/o Direct Digital Holdings, Inc., 1177 West Loop South, Suite 1310, Houston, Texas 77027.

(c) Direct Digital Management is a holding company in which Mr. Walker, the Issuer’s Chairman and Chief Executive Officer, and Mr. Smith, the Issuer’s President, each indirectly hold a 50% economic and voting interest. AJN and SKW each own 50% of the equity interests in Direct Digital Management. The principal business of each of Direct Digital Management, AJN and SKW, respectively, is to hold securities. The principal occupation of Mr. Walker is that of Chairman and Chief Executive Officer of the Issuer. The principal occupation of Mr. Smith is that of President of the Issuer.

(d)-(e) During the last five years, none of the Reporting Persons: (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibit or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Direct Digital Management is organized under the laws of Delaware. AJN is organized under the laws of Texas. SKW is organized under the laws of Texas. Mr. Smith is a citizen of the United States of America. Mr. Walker is a citizen of the United States of America.

Item 3. Source or Amount of Funds or Other Consideration.

The Reporting Persons are filing this Amendment No. 1 as a result of the following transactions that have occurred since the filing of the last Schedule 13D, as well the increase in the number of outstanding shares of Class A Common Stock.

Mr. Walker

On November 15, 18 and 19, 2024, Mr. Walker sold in open market transactions 7,240, 3,401 and 5,000 shares, respectively, of Class A Common Stock at prices ranging from $1.50 to $1.82 per share.

On June 10, 2024, Mr. Walker acquired 20,300 shares of Class A Common Stock upon the vesting of restricted stock unit awards and 7,989 of such shares were withheld to satisfy tax liabilities associated with such vesting.

On March 20, 2024, Mr. Walker acquired 49,970 shares of Class A Common Stock upon the vesting of restricted stock unit awards and 16,993 of such shares were withheld to satisfy tax liabilities associated with such vesting.

On March 11, 2024, Mr. Walker was granted 22,505 shares of Class A Common Stock by the Issuer in lieu of annual incentive cash awards earned by Mr. Walker for the fiscal year ended December 31, 2023 under the Issuer’s 2022 Omnibus Incentive Plan, of which 5,803 of such shares were withheld to satisfy tax liabilities associated with such grant.

Mr. Smith

On November 15, 2024, Mr. Smith sold in open transactions 313 shares of Class A Common Stock at prices ranging from $1.80 to $1.81 per share.

On June 10, 2024, Mr. Smith acquired 20,300 shares of Class A Common Stock upon the vesting of restricted stock unit awards and 7,989 of such shares were withheld to satisfy tax liabilities associated with such vesting.

On March 20, 2024, Mr. Smith acquired 49,970 shares of Class A Common Stock upon the vesting of restricted stock unit awards and 16,993 of such shares were withheld to satisfy tax liabilities associated with such vesting.

On March 11, 2024, Mr. Smith was granted 22,505 shares of Class A Common Stock by the Issuer in lieu of annual incentive cash awards earned by Mr. Smith for the fiscal year ended December 31, 2023 under the Issuer’s 2022 Omnibus Incentive Plan, of which 5,803 of such shares were withheld to satisfy tax liabilities associated with such grant.

Item 4. Purpose of Transaction.

Item 3 of this Amendment No. 1 is incorporated herein by reference.

DDM

Direct Digital Management acquired the securities described in this Amendment No. 1 for investment purposes as the result of the organizational transactions effected in connection with the Issuer’s initial public offering and certain exchanges of the Direct Digital Holdings Class A Common Units as described above.

SKW

SKW acquired the securities described in this Amendment No. 1 for investment purposes as the result of the exchanges of the Direct Digital Holdings Class A Common Units as described above.

AJN

AJN acquired the securities described in this Amendment No. 1 for investment purposes as the result of the exchanges of the Direct Digital Holdings Class A Common Units as described above.

Mr. Smith

Mr. Smith acquired and disposed of the securities described in this Amendment No. 1 for investment purposes and as compensation for his service as President.

Mr. Walker

Mr. Walker acquired and disposed of the securities described in this Amendment No. 1 for investment purposes and as compensation for his service as Chairman and Chief Executive Officer.

(a) The Reporting Persons may acquire additional securities of the Issuer or retain or sell all or a portion of the securities then held, in the open market, block trades or in privately negotiated transactions. Mr. Smith and Mr. Walker, in their capacities as President and Chairman and Chief Executive Officer, respectively, may be entitled to equity compensation, including restricted stock options or other equity awards, pursuant to the Omnibus Incentive Plan.

(b)-(j) The Reporting Persons may, directly or through one or more affiliates, from time to time or at any time, (i) engage in discussions with or market proposals to the Board of Directors of the Issuer (the “Board”), other stockholders of the Issuer, and/or third parties, or (ii) encourage, cause or seek to cause the Issuer or any of such persons: to consider or explore extraordinary corporate transactions involving the Issuer, including, among other things, a merger, reorganization, consolidation or other take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; joint ventures; changes to the Issuer’s capitalization or dividend policy; or other material changes to the Issuer’s business or capital or governance structure. Any action or actions the Reporting Persons may undertake with respect to its investment in the Issuer will be dependent upon the Reporting Person’s view of numerous factors, including, among other things, the Issuer’s business, prospects, and/or financial condition, the market for the Class A Common Stock, general economic conditions, regulatory matters, tax considerations, debt and/or stock market conditions, other opportunities available to the Reporting Person, and other factors and future developments.

Item 5. Interest in Securities of the Issuer.

The ownership percentages reported in this Amendment No. 1 are calculated based on (i) 3,799,901 shares of Class A Common Stock outstanding as of November 12, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 13, 2024, plus (ii) 10,868,000 Class A Common Units of Direct Digital Holdings (and the shares of the Issuer Class B Common Stock relating there to). The percentage ownership reported in this Amendment No. 1 reflect an increase in the number of outstanding shares of the Issuer, and certain acquisitions and dispositions of shares of Class A Common Stock by the Reporting Persons.

(a) Rows (11) and (13) of the cover pages to this Amendment No. 1 are incorporated herein by reference.

(b) Rows (7) through (10) of the cover pages to this Amendment No. 1 are incorporated herein by reference.

(c) The following table lists the Reporting Persons’ transactions in the Issuer’s securities that were effected during the sixty day period prior to the filing of this Amendment No. 1.

Reporting Person	Transaction	Date	No. of Shares	Price
Keith Smith	Open Market Sale	11/15/2024	313	$1.80
Mark Walker	Open Market Sale	11/15/2024	7,240	$1.82
Mark Walker	Open Market Sale	11/18/2024	3,401	$1.55
Mark Walker	Open Market Sale	11/19/2024	5,000	$1.50

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of the dividends from, or proceeds from the sale of, the shares of Class A Common Stock held by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Items 3 and 4 of this Amendment No. 1 are incorporated herein by reference.

Except as otherwise described in this Amendment No. 1, there are no contract, arrangements, understandings or similar relationships with respect to the securities of the Issuer between any of the Reporting Persons and any other person or entity.

Item 7. Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2024

Direct Digital Management, LLC

/s/ Mark Walker
Name: Mark Walker
Title: Managing Partner

/s/ Keith Smith
Name: Keith Smith
Title: Managing Partner

AJN Energy & Transport Ventures, LLC

/s/ Mark Walker
Name: Mark Walker
Title: Owner

SKW Financial LLC

/s/ Keith Smith
Name: Keith Smith
Title: Owner

/s/ Mark Walker
Mark Walker

/s/ Keith Smith
Keith Smith